yeah just started recording. So I'll start it start us off with a question here.

Alright cool. So yeah, I'm here with Ron who starting The Grind Cafe and we're in Massachusetts.
How you doing? Ron? Good Kyle.
How are you? Good. So I'm pretty pretty exciting business you're starting here and and wear them.
Do you want to just tell us a little bit of kind of
what led you to want to start this Cafe and little bit of the back story behind it?
Yeah. Absolutely. You know, I spent a good part of my first working career in the food industry.
I started way back when In Donuts.
So coffee was kind of my first real gig in life.
And you know, I really enjoyed it and I really kind of evolved my processes from an early age.
I was a supervisor there at that Dunkin Donuts location at the age of 15
and never really looked back from a management perspective at that point in my life.
And you know, I spent the better part of probably 10 to 12 years in the food industry.
And then evolved from food into retail
because I wanted a little bit of a change of pace and life with with kids and whatnot.
It was a little difficult to really invest a lot of the time that I was investing
for someone else to run their business.
So I stepped away from that just to get into more fixed structure of business
and I've been doing that for now for the last five years.
And probably about 12 months ago.
I really had kind of like a vision moment of saying what am I doing?
Where am I going? And how am I going to get there?
And you know, I just started working on the concept of getting back into food
and I was really looking around trying to figure
out what part of the food industry I wanted to get into,
you know, whether it was some type of a quick service.
Fine dining was it a bar just wasn't sure and then you know one day I kind of just woke up and said,
you know, what? Why don't I go back to where I started.
Why don't I get back into like coffee cafe like breakfast lunch
type business something where I'm not working,
you know all day every single day something that's you know,
quick something easy something that I know everybody looks for on a daily basis,
you know, I drive up and down the streets.
And I see the Dunkin Donuts of the world the Starbucks of the world
and the lines that these types of businesses generate just for coffee.
And I said, you know what? Let me turn the skills that I have in food
and combine that with a great coffee cafe Atmosphere
and really come up with a concept that is cool

and people would enjoy coming in just to get that cup of Joe.

And so I sat and I built and I built it I built it I built

and I just tried to figure one is the right time

and then covid-19 happened

and I was like man has this is this a sign that I really shouldn't be doing anything,

you know, then I sat and I talked with a lot of people in my life that helped me

when it comes to making big decisions and I said,

you know what I said, it doesn't look like an ideal time,

but it does because I want people to be able to see that it doesn't really matter

what life throws at you you can always find find a way to overcome it if you do it the right way

and now we're at the point where you know,

we have really worked hard to put a plan together really designed a concept.

I think people are going to love

and enjoy and you know have found the perfect location that is really going to help Drive.

What is the most important part of the business

and that's obviously the revenue side because that's where you make money and obviously,

you know, we open business to make money.

So we really looked and looked

and looked at probably I'd say a dozen locations and came up with this one based on you know,

where it sits and you know,

what we believe will be great Revenue drivers.

So that's kind of you know where we're at and we're just ready to make that step and you know,

we're really hoping that we can find some people that see the vision that we have

and are willing to take that Journey with us.

That is awesome, man. And he talked a lot about you know,

your experience working in managing Dunkin Donuts.

And they've seen the kind of create like this this crazy brand where they have lines out the door.

What do you want to do the same that Dunkin Donuts does

and then how do you want to separate yourself from that type of cafe?

I mean whatever we think of Duncan,

you know, we see the brand we see the logo Duncan has really evolved over the years,

you know, the Dunkin Donuts for a long time,

you know, then they came up with the slogan American America runs on Dunkin

and now we see it where their concept today is just Duncan

and they've turned it more into

when you walk into these New Concept Dunkin Donuts almost like a tapestry.

Here you come in and your coffee is now on tap.

It doesn't come out of the you know old school coffee pot anymore,

you know, so they've really evolved with the time of you know,

just coming in and standing in line

and seeing somebody pour a cup of coffee out of a pot to really turning it into an art

and a show for people to come

in and see I kind of want to adapt a little bit of that of having a little bit of Showmanship

when you come in to get a cup of coffee and Come in and say hey,
can I get a large regular coffee? And we're pouring it into a pot.
I really want people to be able to come in and and and feel like they're at home feel comfortable.
I like to get all of my customers on a first-name basis to make it feel like we're
friends because at the end of the day,
that's really what I like. My business is to feel like is you're
coming home every time you walk in the door.
So you're comfortable because we've come to find that when people are comfortable.
Edible they're willing to spend money and you know,
they'll pay for something a little more premium.
And that's something that I believe that you know,
the business is going to offer
is when I'm just gonna offer you a product to buy we're offering you a service
and you're going to come in
and you're going to feel comfortable
and you're going to feel happy
and we're going to make you we're going to make your day from the beginning of the day all the way
till when you might come in for a late afternoon.
You'll be full before you go home to really Encompass.
What I believe is the most important part of any type of business is the service
that you offer our products are going to be great.
Don't get me wrong. But what's going to set us apart from any other business that might be doing the
same concept that we are is the service that we're going to offer.
Yeah that man that totally resonates with me.
You know, I just visited the cafe down the road
for me and every time The answer the phone they're like,
hey Kyle, and did you know really just makes you feel good
and like you're going to be taking care of makes you feel special and makes feel at home.
And you know, that's a way I think,
you know a local cafe differs from a Dunkin Donuts were some of the things you plan to do to
kind of make it feel like home like special things you'll
do for your customers.
Kind of give them that good service.
I mean one of the things that we are trying to conceptualize is like a coffee program,
you know, your daily customer that comes in and they're always near the coming in.
They're getting the same thing every single
day. So what I'm trying to conceptualize this some type of a program where you can come in and you know,
you can you can almost essentially almost pay by the month and save some money.
So you're basically walking in the door like if We're at home
and you got up and you set your coffee pot for 5:30 a.m.

And you woke up get yourself ready went to the coffee pot
and pour just have a cup of coffee and and we're on your way.
So we're really trying to design a program
for those people to be able to just come in
and grab the cup and go and not even have to not even have to pull out the wallet making it
as easy as we can to make it feel like you're at home.
Yeah, where? We're working on come up with a way to be able to
you know have that the Comforts of home
and having you know,
a couple of couple of couches a couple of recliners,
whatever it might be. Obviously we're trying to navigate,
you know, the covid-19 pandemic that we're currently dealing
with so it kind of changes the way we might conceptualize today,
but with the chance and the possibility of being able to evolve to what we really want to be,
you know in the hopefully the short-term future So just making it as homey as possible,
you know, there's a bunch of ideas that we have.
But obviously we have to be able to navigate within the parameters of the municipality
that we are going to operate in to follow the local guidance
and ordinances that we currently have to face along with any type of State mandated
ordinances.
So there's definitely a lot of opportunity for us,
but we just have to navigate safely
because that's the most important thing is being able to be able Operate
safely and know that our customers are going to be safe and whatever we're doing for them.
Nice, that's awesome. Yeah, it's like the You know being Innovative
while also sticking to all of the values that never really get old like good good customer service.
Awesome. So, where are you at with the business?
And where do you where do you hope to go with the capital that you raised on man vest?
So right now we are at the point of getting ready to be able to start a build-out.
We've just kind of finalized some terms
for our initial lease which took a little bit of time to come up.
With obviously trying to navigate the pandemic
and really doing what makes sense
for the business to not put ourselves in a position where in 6 12
or even 18 months were in a position where we can't afford to pay,
you know our bills and you know,
I sat down and worked really hard
and put the pencil to the paper to really come up with what I think is a very fair.
Lisa assessment with the owners of the property to where we can be successful
as a business but to where they can also be successful
as a business because how do they generate Revenue
while you know clients like me that are paying our rent.
So we've come up with something that's very fair over,

you know, the first five-year term of the lease with an option
for an additional five years to where we can really set ourselves up to be able to pay back.
any investors that we might have you know here in that in the short term,
but be able to make it to where we know that all of our investors are going to get back
what they anticipated and you know,
hopefully within a shorter term then we're talking about paying
but also making it realistic to know that hey,
you know, it may take four years
or five years to get your Your rate of return back that we are offering
but it could be quicker depending upon how we really drive the business
nice and how long what are the steps the next steps in terms of building building out the cafe.
And so it's going to take we're probably looking at probably Thirty to
forty five-day turnaround from start to finish.
As long as there's no on for scene changes with the town from from really from like a permitting
and approval process,
you know, all of the vendors contractors that are going to do the work for us are ready to go.
And once we have secured the keys and signed on the dotted line,
we will start construction right away.
So it really It really depends on how quickly we can finalize the actual lease itself,
which is already been, you know, put into paper and we've agreed on all of the points now.
I'm just waiting on the landlord to finalize that with his legal
team and then we can sign it and then once we sign it,
you know, we'll have, you know, we'll have the proverbial
groundbreaking within that very first week.
And like I said we can have a We can have a fully built out kitchen
will be about two weeks into the build-out
and then probably another two weeks.
Once that is finished to basically just finalized,
you know, the the seeding the, you know, the dining room
for lack of better terms to really be able to you know,
if we were to break ground August 1st.
I could anticipate, you know, like an October first opening.
And so we're looking at probably about 60 days to actually open
the doors from the day that we break ground
nice and the location you chose you were talking about,
you know different factors kind of leading you to this one location.
What made you choose a location that you chose?
So the reason why I chose the location was Very simple is the surrounding
traffic we on the property that we are going to be opening.
There is a hundred and two room hotel that doesn't serve a full-service breakfast.
They just have a continental. So that was a major decision Factor.
There is also a owen unit apartment complex that is also on that same
property that is literally a thousand P from my front.

Step and then there's also a 50 that is about a quarter of a mile.

It's essentially the same complex. It's just down a little further down the road
and then there's also a doctor's office.
So there's a lot of every day in and out people,
you know, the obviously the hotel is a hundred and a hundred and two rooms,
but pre covid-19 and all of my numbers that I have.
I have our free covid-19 there first.
So, you know every night you have the potential to have around 80 new customers in the morning,
you know, and then obviously having the the apartment building there that
and it's a luxury apartment.
So it's you know, I think that the average rent
for those units is like fifteen to Seventeen hundred bucks.
2,200 so the income of the people just living on that specific area
as a little higher so they're going to tend to spend a little bit more money,
you know, and then obviously the doctor's office. It's right off the
highway our plan is to get our business on the highway sign
for food at that exit because it is also the main artery for getting to Cape Cod.
Which in the summertime is a you know, a huge tourist destination.
So in the summertime, we probably you know,
three or four times the normal traffic that we would get during the
year we get from like May to middle of September.
So, you know will be very very busy in the summer time
and then we'll kind of normalize in the winter spring time.
So we're definitely in a position where we're going to Able to set ourselves
up for success and but at the same time still be able to offer the same
service we would offer somebody in January.
We're going to offer in July,
even though we might have four times the foot traffic nice speaking of success.
What do you what do you think it's going to take to make make the grind successful commitment?
You know, I believe it we're gonna do something we're going to do it,
right, you know, so excellent execution in every process that we have in the business,
you know, we're going to be focused on it
and we are going to get it done
and we're going to get it done the right way and we're going to continuously improve on what we do.
Because I believe that you know,
we may be doing something well today,
but tomorrow the landscape of business could change and we need to change with it.
So it's going to be very important in that aspect also collaborating with businesses around us,

you know working with the hotel,

you know, sitting down with the owners of the hotel and say Hey,

listen, I know you have X amount of people that come through this business every day.

What can we do to offer something to them to make them want to come dine with us at

least once you know,

so I think that's going to be very important as as a feed for the business,

you know, they have a conference center.

And I've had a couple of conversations with some people,

you know, they have a conference center where people are constantly getting catered to the

hotel because the hotel will only open their kitchen to Amount of people

so we have the opportunity to be able to cater a lot of the smaller events that

happen at the hotel being right basically on the property

and being able to turn it around very quickly.

So definitely working with the businesses there even the doctor's office,

you know, having menus at the doctor's office so that you know,

the staff know that where they're setting up to be able to deliver to them when they need it,

you know online ordering is something that you know,

we're kind of turning as a society into you know,

where go go go go go. So if you have the ability to pick up your phone order

what you need and just be able to walk in and pick it up off the shelf and leave.

I think that's going to be a big part that will help us,

especially in the location in the environment that were in where doctors offices.

It's very okay. We've got 30 minutes.

We've got to go we've got to get it we've got to eat and we've got to get back to work.

So I think that's going to be very important also is being able to offer us.

Just like that and I'm currently in the process of developing something that's going to

work for our business,

you know, being Frugal spending our money wisely not being cheap and cutting corners,

but just making the right decisions on how we're spending our money to be

successful is very not just take a hundred dollars in spending it

because we have it but making sure that that hundred dollars we spent we put

in the right place to continue to be successful.

awful Right all all all the things that I think make for successful business that that's great.

And what what is the what is the kind of food you guys going to serve anything?

Is he the typical Cafe food?

Is there anything you're doing? That's unique what kind of food can people expect to see?

So you're going to see your typical you're going to you're

going to see your typical Diner fare every day,

you know, we'll have a core menu of breakfast and lunch items,

but we'll have will. I was kind of like a revolving,

you know, Monday Tuesday Wednesday Thursday Friday menu where you know,

you can only get X item on Monday

and the same thing following on a Tuesday Wednesday Thursday to really make two really basically have a little bit of a change on The Daily on the daily menu,

but will also will also have seasonal seasonal specials depending upon you know in the In the fall,

you might expect a little more of a heavier warmer feel to the food that you're eating

because it gets tends to get colder in the in the summertime.

You might have lighter fare like, you know, some specialty salads things

like that that you would expect the in the summertime.

So it's really going to be a constantly changing special specialty menu,

but also having the core stuff that people would you know tend to expect

when they go To a breakfast place

or even a lunch Place having the quick the quick bite so you can get in get out and be you know,

be back to work in a half an hour, you know,

and then you know, we're working on, you know,

we're working on a couple of our own products that you would only be able to get from us,

you know, just like, you know a Duncan might have like a

signature thing that nobody else makes your there

are some cafes within probably an hour drive bus that have like special.

Sot drinks that you can only get from them.

We're currently working on a couple of different products from a beverage

standpoint that you would only be able to get from us.

It would kind of be like our secret recipe if you want to call it that

but something that people are going to enjoy and they're going to want to come back for every day.

So those are just some of the things and as we start to move forward,

you know manuals will start to pop out

what people are going to really be able to get A baseline look of we

know what we're going to be offering and then like I said,

they'll be seasonal changes that will make people come out just

because they get to try it once and then once they try it,

you know, they're going to want to buy it all the time. That's just how I feel about the

products that I offer is that you're going to like it

and you're going to want to come back for any opportunity that you have.

That's awesome. Sounds like a little bit of something for everyone whether you're you know,

busy professional or you're trying to try something new that's on the daily special menu.

Sounds pretty cool. Awesome.

And then, you know, just kind of wrap it up here.

What are you what are you most excited

for with starting the grind

and what would you say to people who are thinking about being a part of it?

I'm excited for the opportunity to be a big part of the community.

I believe in giving back and I think one of the best ways that I can

give back to the community is by having,

you know a place where people can come and enjoy a meal at a great price,

but also being able to you know offer employment we No,

in today's world employment has kind of taken a big halt because of the pandemic and you know,

my goal is is you know, it may not be a thousand jobs,

you know, but it's going to be a handful of jobs that people are going to wake up every day and say I'm excited to go to work

because we're going to create an environment that is conducive to happiness.

So for me, the most exciting part is being able to you know,

work for the people and when I mean the people,

I mean the community giving them something to look forward to every day in spite of

what we may be dealing with in in the world with the pandemic is

giving them a reason to want to come out

and even if it's spending five minutes with us

because we are trying to be socially aware of distancing

and and what have you I just believe in Being out in the community

and giving them a space where they can feel at home when they're not at home is very important.

And I believe that we're going to do it in a way where we can be

almost the heartbeat of the community.

That's what I want to be and that's what I plan to build here.

And we're him and then, you know potentially in other communities surrounding where him

and and maybe communities across the country who

But we're excited to get started here in Wareham and then really see where it goes from them.

That is awesome. And yeah,

I think that that kind of wraps it up.

That was great man. Good job. I think we got a lot of good stuff in there.

Yeah, I guess it's more about just being able to paint a little bit of a picture.

It's not going to be a perfect picture. The perfect picture is going to

be as as we start to evolve and people see the progress that's being made.

But just to give them a little bit of an understanding of you know,

who I am and you know what I really want to accomplish in opening this Cafe and you know,

putting our best foot forward to be successful.

Yeah, for sure, man,

and I think you know everything you said we definitely got a few good sound bites in

there where you're really demonstrating your experience

and your vision for the cafe.

I think we got a lot of good stuff to work with in there.

And you know, this is probably like third or fourth time.

I've talked to you and I got to say that, you know if I just listened to whole conversation.

I'd be motivated to want to invest because it sounds like it sounds like he really got it.

Got it together. Cool.

Was there anything else while we're still recording?

Like was there any questions you want me to ask
or is there anything you wanted to say that we can throw in to the audio?
Cool. I mean, I'm I'm just excited
for the opportunity to allow people that may not have the ability to Invest
because you know investment requirements might be super crazy or you know,
they might not feel confident in what they're putting their money into you know,
I believe in I believe in small business.
I believe small businesses
what drives our economy so by giving somebody the opportunity to invest in a small business,
you know, whether it be a hundred dollars
or whether it be $10,000 is knowing that that that money is going to someone like them,
you know, it's not going to you know, the the big corporate CEOs of the world that are no padding
their pockets every single day with the money that we work hard for.
It's going to someone that you know has a family just like
they do that has a dream of the big picture
and wanting to be successful and I think that being able to help out businesses.
like that and keeping it from the mainstream banking which is kind
of what you know main vest is kind of offering is the fact that we
don't have to go through a traditional bank
and pay the Big Brother,
you know, the corporate CEOs of these Banks,
you know, the thousands and thousands of dollars we can give it right back to you know,
myself and other you know,
families that you know, Want to make some money but don't want to make it in a way where you know,
the guy that is making a hundred billion dollars a year is making a hundred 1 billion
because we decided to put a little more money into that business.
So I think that's the most important thing is that we're working with each other
and putting stuff into the communities that are being done in ways that you know,
maybe 10 years ago couldn't happen.
So that's kind of an exciting part for me to that's that's awesome.
And yeah, it's big part of what we do.
I mean vest is trying to keep the money in the communities
and you talked a lot about that in the interview giving back to the community.
Cool, man. Well, yeah, we're happy. We're happy to have you on board.
I'm gonna work with our on to take this interview
and we're going to chop it up into probably about 10 minutes
and then we'll be able to put that on your profile.
I'll also be able to draft up a pitch.
I'll put that in a Google doc and I'll share it with you,
you know. Just overrides I'll get us started and then just put in,
you know, even if I know you said, you know writing is not your strong suit,

but just throwing any ideas and yeah,

no, I mean if there's a core if there's a core thing and I can add bits and pieces to it.

It's pretty easy that I can put it in there and you might say hey that's